AMERICAN ACQUISITION OPPORTUNITY INC.

October 20, 2023

VIA EDGAR & TELECOPY
Benjamin Holt
Jeffrey Gabor
Shannon Menjivar
Howard Efron
Division of Corporation Finance
Office of Real Estate & Construction
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE:
American Acquisition Opportunity Inc. (the “Company”)

Registration Statement on Form S-4

(File No. 333-268817) (the “Registration Statement”)

Dear Mr. Holt, Mr. Gabor, Ms. Menjivar, and Mr. Efron:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that such Registration Statement will become effective as of 4:00 p.m. on October 20, 2023, or as soon thereafter as practicable.

Very truly yours,

AMERICAN ACQUISITION OPPORTUNITY INC.

By:	/s/ Kirk P. Taylor
Name: Kirk P. Taylor
Title: President and Chief Financial Officer